SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
212-455-2812	RFENYES@STBLAW.COM

July 31, 2006

VIA FEDERAL EXPRESS AND EDGAR

Re:	SunGard Data Systems Inc.
Registration Statement on Form S-1 filed June 30, 2006
File No.: 333-135538

Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Dear Ms. Jacobs:

On behalf of SunGard Data Systems Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated July 25, 2006 (the “comment letter”) relating to the above-referenced Registration Statement on Form S-1 filed on June 30, 2006 (the “Registration Statement”). We have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and updates a limited amount of other information.

For your convenience, the numbered paragraph of this letter corresponds to the numbered paragraph of the comment letter.

Securities and Exchange Commission

July 31, 2006

Registration Statement on Form S-1

Exhibits 5.1 to 5.5

1.	With respect to the notes you are registering with this registration statement, we note that you have incorporated by reference the opinions filed with your registration statement on Form S-4, File 333-133383. Please note that counsel in such opinions specifically reference the registration statement on Form S-4 when providing their opinions. Accordingly, it appears that such opinions are inapplicable with respect to this registration. Please provide updated opinions of counsel. We further note that consents of counsel appear limited to the Form S-4 registration statement.

The Company has filed updated opinions of counsel as Exhibits 5.1 through 5.5 to Amendment No. 1. In addition, consents of counsel, referenced as Exhibits 23.1 through 23.5 to Amendment No. 1, have been included in the opinions that were filed.

* * * * * * *

We acknowledge your references to Rule 461 regarding requesting acceleration of a registration statement and will endeavor to provide for adequate time after the filing of any amendment for further review before submitting a request for acceleration and to provide any acceleration request at least two business days in advance of the requested effective date.

Please call me (212-455-2812) or Eileen Shin (212-455-3021) of my firm if you wish to discuss our responses to the comment letter.

Sincerely,

/s/ Richard Fenyes
Richard Fenyes

cc:	Victoria E. Silbey, Esq.
Daniel Lee, Esq.